UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1
(Title of Class of Securities)
025676206
(CUSIP Number)

Justin B. Beber
Brookfield Asset Management Inc.
Brookfield Place
18 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,106,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,042
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)   Percentage ownership is based on an aggregate number of 92,017,033 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2020, minus the approximately 1.9 million shares of Common Stock that the Issuer has repurchased since October 30, 2020, as described in the Issuer’s press release issued November 30, 2020, plus the 9,106,042 shares of Common Stock issued to Burgundy Acquisitions I Ltd.

    CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,106,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,042
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)   Percentage ownership is based on an aggregate number of 92,017,033 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2020, minus the approximately 1.9 million shares of Common Stock that the Issuer has repurchased since October 30, 2020, as described in the Issuer’s press release issued November 30, 2020, plus the 9,106,042 shares of Common Stock issued to Burgundy Acquisitions I Ltd.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BROOKFIELD HOLDINGS CANADA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,106,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,042
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)   Percentage ownership is based on an aggregate number of 92,017,033 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2020, minus the approximately 1.9 million shares of Common Stock that the Issuer has repurchased since October 30, 2020, as described in the Issuer’s press release issued November 30, 2020, plus the 9,106,042 shares of Common Stock issued to Burgundy Acquisitions I Ltd.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BURGUNDY ACQUISITIONS I LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,106,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,042
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)   Percentage ownership is based on an aggregate number of 92,017,033 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2020, minus the approximately 1.9 million shares of Common Stock that the Issuer has repurchased since October 30, 2020, as described in the Issuer’s press release issued November 30, 2020, plus the 9,106,042 shares of Common Stock issued to Burgundy Acquisitions I Ltd.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.
Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario;

(iii)	Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a direct wholly-owned subsidiary of Brookfield; and

(iv)	Burgundy Acquisitions I Ltd. (“Burgundy Acquisitions”), a limited company organized under the laws of Bermuda and a direct wholly-owned subsidiary of BHC.

Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.  The Class B limited voting shares of Brookfield entitle Partners to appoint one half of the board of directors of Brookfield.  On May 14, 2020, Brookfield announced that the Class B limited voting shares of Brookfield will be transferred by Partners to a trust (the “Trust”).  The trustee of such Trust will vote the Class B limited voting shares of Brookfield with no single individual or entity controlling the Trust.  Implementation of this arrangement is subject to customary consents and regulatory approvals currently being obtained.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Act.  The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is filed as Exhibit 99.1 hereto.

(b)-(c), (f)

The principal business of Brookfield is alternative asset management.  The principal business of Partners, BHC and Burgundy Acquisitions is to serve as a holding company.

The principal business address of Brookfield, Partners and BHC is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.  The principal business address of Burgundy Acquisitions is 73 Front Street, 5th Floor, Hamilton, HM12, Bermuda.

Information regarding each director and executive officer (the “Scheduled Persons”) of the Reporting Persons is set forth on Schedules I – IV attached hereto.

(d)-(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

On November 30, 2020, at the Initial Closing (as defined in Item 6 of this Schedule 13D), the Issuer sold 9,106,042 shares of Common Stock to Burgundy Acquisitions at a price of $37.00 per share, for aggregate consideration of $336,923,554 with Burgundy Acquisitions funding the purchase using capital contributions from its shareholder.

Item 4.	Purpose of Transaction:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes as part of a strategic partnership between Brookfield and the Issuer in accordance with the Investment Agreement described in Item 6 of this Schedule 13D.  Through this strategic partnership, Brookfield will both become an investor in the Issuer and establish a reinsurance counterparty relationship with an insurance company subsidiary of the Issuer.  In connection with this strategic partnership, Brookfield has agreed to make an equity investment in the Issuer’s Common Stock in two separate tranches and has agreed with the Issuer on the key terms of a Reinsurance Transaction (as defined in Item 6 of this Schedule 13D).  The Common Stock acquired by Burgundy Acquisitions at the Initial Closing described in Item 3 of this Schedule 13D reflects the closing of the first tranche of Brookfield’s equity investment.  Subject to the agreements described in Item 6 of this Schedule 13D, and upon closing of the second tranche of the equity investment, Brookfield will beneficially own up to 19.9%, but not less than 15.0%, of the issued and outstanding shares of Common Stock of the Issuer at such time.  Pursuant to the Reinsurance Transaction, a reinsurer affiliate of Brookfield will reinsure certain annuity liabilities of an insurance company subsidiary of the Issuer, anticipated to be comprised of both existing liabilities and a portion of future liabilities, up to an expected aggregate of $10.0 billion of liabilities of an insurance company subsidiary of the Issuer.

The Reporting Persons intend to review on a continuing basis their investments in the Issuer.  Subject to compliance with the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Persons’ respective partners or beneficiaries, as applicable) from time to time and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may, to the extent they deem advisable, participate and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Common Stock owned by such Reporting Persons and the right to nominate one director to the Board in accordance with the terms of the Investment Agreement.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 9,106,042 shares, constituting approximately 9.2% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 92,017,033 shares of Common Stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2020, minus the approximately 1.9 million shares of Common Stock that the Issuer has repurchased since October 30, 2020, as described in the Issuer's press release issued November 30, 2020, plus the 9,106,042 shares of Common Stock issued to Burgundy Acquisitions I Ltd.

(i)	Brookfield

(A)	As of November 30, 2020, Brookfield may be deemed to be the beneficial owner of 9,106,042 shares of Common Stock, constituting approximately 9.2% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  9,106,042 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(ii)	Partners

(A)	As of November 30, 2020, Partners may be deemed to be the beneficial owner of 9,106,042 shares of Common Stock, constituting approximately 9.2% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  9,106,042 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(iii)	BHC

(A)	As of November 30, 2020, BHC may be deemed to be the beneficial owner of 9,106,042 shares of Common Stock, constituting approximately 9.2% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  9,106,042 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(iv)	Burgundy Acquisitions

(A)	As of November 30, 2020, Burgundy Acquisitions may be deemed to be the beneficial owner of 9,106,042 shares of Common Stock, constituting approximately 9.2% of the Issuer’s outstanding Common Stock

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  9,106,042 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Investment Agreement

On October 17, 2020, Brookfield and Burgundy Acquisitions entered into an Investment Agreement (the “Investment Agreement”) with the Issuer, relating to the issuance and sale by the Issuer to Burgundy Acquisitions of shares of Common Stock in two separate tranches, with each tranche subject to certain specified conditions.  On November 30, 2020, the closing of the first tranche occurred (the “Initial Closing”), with Burgundy Acquisitions purchasing 9,106,042 shares of Common Stock from the Issuer at a price of $37.00 per share, and aggregate consideration of $336,923,554.

The conditions to the closing of the second tranche (the “Subsequent Closing”) include the receipt of regulatory approvals and the entry into one or more reinsurance agreements consummating the Reinsurance Transaction.  Upon satisfaction or waiver of such conditions, at the Subsequent Closing, the Issuer has agreed to sell to Burgundy Acquisitions an additional number of shares of Common Stock representing up to 19.9% (including shares of Common Stock issued at the Initial Closing and the Subsequent Closing), but no less than 15.0% (including shares of Common Stock issued at the Initial Closing and the Subsequent Closing), of the issued and outstanding shares of Common Stock at such time, at a price per share equal to the greater of $37.00 and the Issuer’s most recently announced adjusted book value per share of Common Stock.  The purchase price payable at the Subsequent Closing is subject to adjustment upon the occurrence of certain dilutive events set forth in the Investment Agreement.

The Investment Agreement contains customary representations and warranties of the Issuer and Brookfield and also provides, among other things, for the following:

●
Brookfield is entitled to appoint an individual to the Board until and unless it beneficially owns less than 9.0% of the issued and outstanding shares of Common Stock (excluding any reduction in Brookfield’s ownership stake resulting from share repurchases or new issuances of Common Stock by the Issuer).

●
Prior to the Subsequent Closing, the Issuer is prohibited from repurchasing any shares of Common Stock if such repurchase would result in the amount of Common Stock issued at the Initial Closing exceeding 9.9% of the issued and outstanding shares of Common Stock.

●
After the Subsequent Closing, Brookfield and Burgundy Acquisitions are required to cooperate with the Issuer to dispose of shares of Common Stock as necessary to ensure that Brookfield’s aggregate beneficial ownership does not exceed 19.9% of the issued and outstanding shares of Common Stock.

●
For a period of two years from the relevant closing date, Brookfield and Burgundy Acquisitions have agreed not to transfer any of the shares of Common Stock acquired at the Initial Closing or the Subsequent Closing, subject to certain limited exceptions and termination events.

●
Until the date that is five years following the date of the Initial Closing, Brookfield and certain of its affiliates are subject to customary standstill obligations that restrict them from, among other things, purchasing additional shares of Common Stock, selling shares of Common Stock to activists or competitors of the Issuer, and taking or supporting certain shareholder actions, subject to certain limited exceptions.  For 40 trading days following any issuance of shares of Common Stock by the Issuer (other than equity compensation) or the conversion or exchange of any convertible or exchangeable securities of the Issuer into Common Stock, Burgundy Acquisitions will have an exception from the standstill to purchase shares of Common Stock in the open market to maintain its percentage ownership of the Issuer immediately prior to such issuance.  The standstill obligations are subject to certain termination events set forth in the Investment Agreement.

●
For as long as the standstill obligations are in effect, Brookfield and Burgundy Acquisitions have agreed to vote the shares of Common Stock beneficially owned by them that are in excess of 9.9% of the issued and outstanding Common Stock in the same proportion as the unaffiliated shareholders of the Issuer vote with respect to any proposal, nomination or solicitation of consents, subject to certain termination events set forth in the Investment Agreement.

●
On or before the earlier of (i) the two-year anniversary of the Initial Closing and (ii) 30 days following the termination of the standstill obligations, the Issuer will file a registration statement registering the resale of the shares of Common Stock owned by the Reporting Persons.

The Investment Agreement will terminate if the Subsequent Closing has not occurred on or prior to June 17, 2021, subject to extension to August 17, 2021 if certain conditions are not satisfied.  The standstill provisions and the Board seat designation provision of the Investment Agreement will survive such termination.

In connection with the Initial Closing and pursuant to the terms of the Investment Agreement, Brookfield designated Sachin Shah, Managing Partner, Chief Investment Officer of Brookfield, to serve on the Board. On November 30, 2020, the Board increased the size of the Board from thirteen to fourteen directors and appointed Mr. Shah to serve as a Class III director to fill such vacancy.

The foregoing summary of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Investment Agreement set forth in Exhibit 99.2 hereto and incorporated in this Item 6 by reference.

Reinsurance Transaction

On October 17, 2020, Brookfield and the Issuer reached agreement on the key terms of an arms’ length reinsurance transaction (the “Reinsurance Transaction”).  The reinsurance transaction would involve a cession of approximately $5.0 billion of in-force liabilities from the Issuer to a reinsurer affiliate of Brookfield, and a further cession anticipated to cover at least an additional $5.0 billion of future originations of the Issuer over a five-year period.

Pursuant to the Investment Agreement, the parties have agreed to use their respective reasonable best efforts to negotiate in good faith to prepare and finalize one or more reinsurance agreements and related schedules reflecting the foregoing and certain other terms and conditions as promptly as reasonably practicable.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BURGUNDY ACQUISITIONS I LTD

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Director

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210 Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A.
Nicholas H. Goodman, Managing Partner and Chief Financial Office	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of Brookfield	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE III

BROOKFIELD HOLDINGS CANADA INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Karly Dyck, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Aleksandar Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE IV

BURGUNDY ACQUISITIONS I LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Bodi, Director and Alternate Director	73 Front Street, 5th Floor, Hamilton, HM12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Gregory McConnie, Director and Vice-President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	President & Chief Executive Officer of Brookfield International Bank Inc.	Barbados
Gregory Morrison, Director and President and Alternate Director	73 Front Street, 5th Floor, Hamilton, HM12, Bermuda	President of Brookfield Bermuda Ltd.	Canada
Kerry-Ann Cato, Alternate Director and Vice-President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Corporate Secretary & Legal Counsel of Brookfield International Bank Inc.	Trinidad and Tobago
Terry Gittens, Alternate Director and Vice-President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Chief Financial Officer of Brookfield International Bank Inc.	Barbados
Sherry Millar, Vice-President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Financial Controller of Brookfield International Bank Inc.	Barbados
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton, HM12, Bermuda	Manager - Corporate Services of Brookfield Bermuda Ltd.	United Kingdom
Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, sHamilton, HM12, Bermuda	Operations Manager & Legal Counsel of Brookfield Bermuda Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.